Filed Pursuant to Rule 424(b)(3)
Registration No. 333-277103

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 23, 2024
TO THE PROSPECTUS DATED NOVEMBER 1, 2024

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated November 1, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	the adjusted per share public offering price for each class of our shares;
●	information about our distributions;
●	the Company’s net asset value for the month ended November 30, 2024;
●	certain return information for all outstanding classes of shares; and
●	an update to Our Portfolio.

Public Offering Price Adjustment

On December 20, 2024, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of December 30, 2024 and will be used for the Company’s next monthly closing for subscriptions on December 31, 2024. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of November 30, 2024. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$38.51	$37.04	$34.97	$35.78
Selling Commissions, Per Share	$2.31	$1.11
Dealer Manager Fees, Per Share	$0.96	$0.65

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 55 of this Prospectus. On December 20, 2024, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
January 27, 2025	January 28, 2025	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended November 30, 2024

On December 20, 2024, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be December 31, 2024. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of November 30, 2024 (in thousands, except per share data):

Month Ended November 30, 2024	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$157,563	$288,719	$89,934	$109,116	$512,551	$68,125	$1,226,008
Number of Outstanding Shares	4,040	8,194	2,549	3,120	14,326	1,722	33,951
Net Asset Value, Per Share	$39.01	$35.24	$35.28	$34.97	$35.78	$39.57
Net Asset Value, Per Share Prior Month	$38.60	$34.91	$34.96	$34.65	$35.39	$39.14
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.41	$0.33	$0.32	$0.32	$0.39	$0.43

The increase in the Company’s net asset value per share for each applicable share class for the month ended November 30, 2024 was primarily driven by the increases in the fair value of fourteen out of sixteen of the Company’s portfolio company investments. The fair value of two of the Company’s portfolio company investments decreased during the same period. As of November 30, 2024, the Company had total assets of approximately $1.26 billion.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through November 30, 2024 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	9.4%	11.4%	31.8%	71.0%	15.0%	102.2%	February 7, 2018 – November 30, 2024
Class FA (with sales load)	2.3%	4.2%	23.3%	59.9%	13.1%	89.1%	February 7, 2018 – November 30, 2024
Class A (no sales load)	8.6%	10.0%	27.7%	61.0%	13.0%	86.6%	April 10, 2018 – November 30, 2024
Class A (with sales load)	-0.7%	0.7%	16.8%	47.3%	10.6%	70.7%	April 10, 2018 – November 30, 2024
Class I	8.6%	10.1%	27.8%	61.7%	13.4%	88.7%	April 10, 2018 – November 30, 2024
Class T (no sales load)	7.7%	8.5%	26.1%	54.3%	11.4%	74.6%	May 25, 2018 – November 30, 2024
Class T (with sales load)	2.6%	3.4%	20.1%	46.9%	10.2%	66.3%	May 25, 2018 – November 30, 2024
Class D	8.2%	9.6%	27.9%	59.1%	12.0%	77.0%	June 26, 2018 – November 30, 2024
Class S (no sales load)	9.5%	11.6%	33.7%	N/A	15.2%	70.8%	March 31, 2020 – November 30, 2024
Class S (with sales load)	5.6%	7.7%	29.1%	N/A	13.9%	64.8%	March 31, 2020 – November 30, 2024

(1) For the period from January 1, 2024 through November 30, 2024.

(2) For the period from December 1, 2023 through November 30, 2024.

(3) For the period from December 1, 2021 through November 30, 2024.

(4) For the period from December 1, 2019 through November 30, 2024.

(5) For the period from the date the first share was issued for each respective share class through November 30, 2024. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the eleven month period ended November 30, 2024, sources of declared distributions on a GAAP basis were as follows:

	Eleven Months Ended November 30, 2024
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$18,120	52.6%
Distributions in excess of net investment income[2]	16,328	47.4%
Total distributions declared	$34,448	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Eleven Months Ended November 30, 2024
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$16,818	93.3%
Expense support (reimbursement)	1,302	7.3%
Net investment income	$18,120	100.6%
Cash distributions net of distributions reinvested in excess of net investment income[2]	⸺	⸺ %
Cash distributions net of distributions reinvested[3]	$18,017	100.0%

1 Net investment income includes expense support, net due from the Manager and Sub-Manager of $1,302 for the eleven months ended November 30, 2024.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the eleven months ended November 30, 2024, excludes $16,431 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2023, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.9%, 76.3%, 65.2%, 42.3%, 61.7%, and 85.2%, reimbursable expense support of 0.0%, 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.1%, 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. If the Company receives additional expense support now or in the future, it will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure is added as new paragraph in the sub-section entitled “Growth Opportunities” under the section “MAP Retirement” contained within the “Our Portfolio” section, which appears on page 97 of the Prospectus.

In November 2024, we made an additional equity investment in MAP Retirement of $9 million to partially finance MAP Retirement’s acquisition of Qualified Plan Consultants (“QPC”). QPC is a third-party retirement plan consulting and administration firm headquartered in Des Moines, Iowa. We believe this acquisition bolsters MAP Retirement’s presence in Iowa and the Midwest.

In November 2024, we made an additional equity investment in MAP Retirement of $7 million to partially finance MAP Retirement’s acquisition of AimPoint Pension (“AimPoint”). AimPoint is a third-party retirement plan consulting and administration firm headquartered in Pompano Beach, Florida. We believe this acquisition will strengthen MAP Retirement’s Southeast presence.

In December 2024, we made an additional equity and debt investment in MAP Retirement of $27 million to partially finance MAP Retirement’s acquisition of Pension Plan Specialists (“PPS”). PPS is a full-service third-party administrator for retirement plans headquartered in Vancouver, Washington. PPS aligns with MAP Retirement’s strategic focus on small to mid-sized businesses and extends MAP Retirement’s presence in the Pacific Northwest.